May 26, 2005

Via Facsimile ((561) 392-8311) and U.S. Mail

Leonard S. Mandor
c/o Concord Milestone Plus, L.P.
200 Congress Park Drive, Suite 103
Delray Beach, FL  33445

RE:	Concord Milestone Plus, L.P.
      Amended Schedule 14D-9 filed May 19, 2005
      File No. 005-40562

Ladies and Gentlemen:

      We have the following comments on the above-referenced filing.

Schedule 14D-9

The Solicitation or Recommendation - Page 2

1. We reissue comment 1. We are unable to find a description of the reasons for your lack of recommendation to explain why the partnership is indifferent as to who owns the interests in the partnership.

2. We note your response to comment 2 and the supplemental materials provided to us. Please provide us your analysis of whether disclosure of the terms of the bid received is required under Item
8 of Schedule 14D-9.

Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.


      Please direct any questions to me at (202) 551-3619 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
								Acquisitions